United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

MINUTES OF THE FISCAL COMMITTEE MEETING

Date, place and time:

March 18, 2008 at 10 am, in the Company's branch located at Av. Brigadeiro Faria Lima, 2277, 4th floor, in the City of São Paulo - SP.

Quorum:

Regularly invited, the following members of the Fiscal Committee attended the meeting: José Gilberto Jaloretto, Sheila Periard Henrique Silva and Fernando Octavio Martins Alves.

Chair:

The Chair of the Meeting was taken over by Mr. José Gilberto Jaloretto, who invited Mr. Fernando Antonio T. Bremenkamp, Controller of the Company, to act as Secretary.

Deliberations Summary:

1.	The Fiscal Committee, in exercise of its legal and statutory duties, examined and approved the Financial Statements, the Balance Sheet, the Management Report and further statements and documents pertaining to the fiscal year ended on December 31, 2007.

2.	The Fiscal Committee, pursuant to Article 163 of Law 6,404/76, approved the retention of part of the accumulated profits, in the amount of R$ 470,686,378.05, to be allocated to the Investment Reserve which purpose is to support the investment plan of the Company as reflected in the Proposal on the Capital Budget prepared by the management.

3.	The Fiscal Committee examined and approved the allocation of the balance of the profit to the Legal Reserve and the proposal on the payment of dividends to be included in the invitation for the Ordinary General Shareholders' Meeting.

4.	The Fiscal Committee, taking into account Article 4 of Ordinance 371 of the Brazilian Securities and Exchange Commission ("CVM"), evaluated and approved the expectation for the future generation of taxable income that will allow the realization of the deferred tax asset in 5 (five) years, a period which is shorter than the estimated deadline of ten years.

5.	The Company's management, in light of Article 163, first paragraph of Law 6,404/76, made available for the Fiscal Committee's review copies of the minutes of the meetings of the Board of Directors and Executive Board.

6.	The Fiscal Committee verified that the Company keeps adequate internal controls to assure the independency of the auditors, including the absence of contracts with Deloitte Touche Tohmatsu in those cases where conflicts of interests may arise, as set forth in the applicable rules and pursuant to best practices. Deloitte Touche Tohmatsu annually issues a statement affirming its independency and compliance with the rules issued by the competent authorities. This statement complies with the requirements of PCAOB (USA) and was examined by the Fiscal Committee,

7.	The analysis and evaluation of the report on suggested enhancements to the internal controls were not performed because the report has not yet been provided by the auditors.

8.	The appointing of the new coordinator of the Committee as well as the scheduling of 2008 meetings will be discussed during the meeting to be held after the Ordinary General Shareholders' Meeting has taken place.

Closing:

The resolutions were taken by unanimous approval from the attending members. Since there was no further business, the Meeting was closed with the drawing up of these Minutes that are signed by those present.

São Paulo, March 18, 2007.

José Gilberto Jaloretto Chair of the Meeting

Fernando Antonio T. Bremenkamp Secretary

Sheila Periard Henrique Silva

Fernando Octavio Martins Alves

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer